Exhibit 12.1

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	February 28, 2004	February 22, 2003	February 23, 2002	February 24, 2001	February 26, 2000
	(In thousands, except ratios)
Earnings before income taxes	$454,880	$408,004	$331,998	$139,590	$445,393
Less undistributed earnings of less than fifty percent owned affiliates	(15,793)	(16,368)	(13,450)	(9,429)	(6,605)

Earnings before income taxes	439,087	391,636	318,548	130,161	438,788
Interest expense	165,581	182,499	194,294	212,898	154,482
Interest on operating leases	44,280	44,864	35,971	29,047	23,838

Subtotal	648,948	618,999	548,813	372,106	617,108

Total fixed charges	$209,861	$227,363	$230,265	$241,945	$178,320

Ratio of earnings to fixed charges	3.09	2.72	2.38	1.54	3.46